Exhibit 99.1

Ardmore Shipping Announces Fourth Quarter and Full Year 2020 Conference Call and Webcast

HAMILTON, Bermuda, Feb. 3, 2021 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that the Company plans to announce its fourth quarter and full year 2020 earnings before the market opens on Wednesday, February 10, 2021 and will host a conference call later in the day at 10:00 a.m. Eastern Time. The conference call and slide presentation will also be broadcast live over the Internet.

Conference Call Details:

What:	Fourth Quarter and Full Year 2020 Conference Call and Webcast

When:	Wednesday, February 10, 2021 at 10:00 a.m. Eastern Time

Where:	There are two ways to access the conference call:

Dial-in: 844-492-3728 (domestic) or 412-542-4189 (international) Participants should reference "Ardmore Shipping"

Please dial in at least 10 minutes prior to 10:00 a.m. Eastern Time to ensure a prompt start to the call.

To access the live webcast and presentation: http://ardmoreshipping.investorroom.com/events-and-presentations.

If you are unable to participate at this time, an audio replay of the call will be available through Wednesday, February 17, 2021 at 877-344-7529 or 412-317-0088. Enter the passcode 10151864 to access the audio replay. The webcast will also be archived on the Company's website: www.ardmoreshipping.com.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Investor Relations Enquiries:

Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com